Exhibit 99.5

News release…

Date: 3 August 2005
Ref: PR433g

Madagascar titanium dioxide project approved

Rio Tinto has announced the approval of a US$775 million titanium dioxide project. The project comprises a US$585 million mineral sands operation and port in Madagascar and a US$190 million upgrade of Rio Tinto’s ilmenite facilities in Canada.

First production from the Madagascar operation in the Fort-Dauphin region is expected in late 2008 and the initial capacity will be 750,000 tonnes per year of ilmenite.

The ilmenite will be smelted at Rio Tinto’s facilities at Sorel in Quebec. This will require an upgrade of storage and handling facilities as well as their associated ancillary services at the Sorel site.

Leigh Clifford, chief executive of Rio Tinto, said: “This project will consolidate Rio Tinto Iron & Titanium’s position as a leading supplier in the titanium dioxide feedstock industry.

“We have already demonstrated that we are committed to developing the project in a manner consistent with the principles of sustainable development. Indeed, it will be a model of the contribution mining can make through the successful integration of financial, environmental and community objectives.”

The development is the largest project in Madagascar’s history and will be the catalyst for broader economic development of the country. It is being developed by QIT Madagascar Minerals (QMM), a Malagasy subsidiary of Rio Tinto (80 per cent) and the Government of Madagascar (20 per cent).

Andrew Mackenzie, chief executive of Rio Tinto’s Industrial Minerals product group, said: “The Madagascar project and Sorel upgrade will be excellent additions to our titanium minerals business.

“With a grade of 60 per cent titanium dioxide, the Madagascar ore-body is the largest known undeveloped high-grade ilmenite deposit. It has an expected mine life of 40 years and will supply a new, high quality chloride slag with 91 per cent titanium dioxide content, to meet the long-term demand for titanium dioxide by the pigment industry.”

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

A deep sea multi-use public port at Ehoala, near the town of Fort-Dauphin, will be an important component of the project. Rio Tinto’s new ilmenite mine will be a key initial customer of this facility, providing a base load business to help establish the port. Over time, the port will make an important contribution to economic development of the whole region.

The Government of Madagascar has agreed to contribute US$35 million to the establishment of the port, as part of its Growth Poles Project funded by the World Bank.

QIT Madagascar Minerals will manage the port operations. At the end of the life of the mine, the port will fall under the responsibility and control of the government of Madagascar.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com